

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 26, 2017

Via E-mail
Ronald M. Sanders, Esq.
Colony NorthStar Credit Real Estate, Inc.
515 S. Flower Street, 44th Floor
Los Angeles, CA 90071

> **Re: Colony NorthStar Credit Real Estate, Inc.**
> **Draft Registration Statement on Form S-4**
> **Submitted September 29, 2017**
> **CIK No. 0001717547**

Dear Mr. Sanders:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us supplementally with copies of any board books or similar materials prepared by the financial advisors and shared with the boards of directors and their representatives.

4.   You state that cash will be issued in lieu of fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the transaction given that the exception in Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. In your response, please address with respect to NorthStar I and NorthStar II, respectively: (i) the number of security holders who, giving effect to the exchange ratio, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests.

5.   We note your disclosure on page 276 that the company may pursue an initial public offering within six months of stockholders' approval of the business combination or pursue a listing on a national securities exchange. In the summary and risk factors sections, please discuss in greater detail the IPO and listing including, as applicable, any price sensitivity that an IPO or listing could have on current shareholders if such IPO price or trading price was at a material discount to book value.

6.   We note your proposals asking for NorthStar I stockholders to vote on the merger and the charter amendment regarding the distribution of beneficial interests in a liquidating trust. Please provide your analysis as to how the distribution of the interests in the liquidating trust will be in compliance with Section 5 of the Securities Act.

7.   Please discuss in greater detail the reasons for CLNS entering into the agreement to contribute the CLNS investment entities including the reasons for selecting the particular assets to be contributed. See Item 4 of Form S-4.

8.   Please provide audited financial statements of the registrant, Colony NorthStar Credit Real Estate, Inc. Refer to Rule 3-01 of Regulation S-X.

Summary

Company Contribution, page 25

9.   We note the illustration on page 27 regarding the structure of the Company immediately after the Combination. Please revise the illustration to include the percentage of ownership that RED REIT and the Company will each hold in the Company OP and that each stockholder group will hold in the Company. Also disclose the ownership of RED REIT.

Post-Closing Ownership, page 28

10.   Please revise your disclosure, here and elsewhere as appropriate, to describe, if applicable, the effect of the initial public offering on the parties' respective ownership interests in the Company, or advise us why such disclosure would not be material to shareholders.

Risk Factors, page 56

11.   We note that you will be externally advised by CLNC Manager, LLC, which is a wholly owned subsidiary of CLNS OP, and all of your officers are employees of CLNC Manager, LLC or its affiliates. We further note you expect CLNS and its affiliates to receive approximately 37% of the total consideration issued in the combination. Please add risk factor disclosure describing any material risks arising from potential conflicts of interest resulting from this relationship.

The Combination and Related Transactions, page 106

12.   We note your disclosure on page 124 that NorthStar I expected to consider alternatives for providing liquidity to NorthStar I common stockholders five years from the completion of its primary offering. Please discuss, as applicable, if alternative liquidity events were considered other than business combinations.

13.   We note your disclosure on page 116 that including the excluded asset in the Company could negatively affect Company's initial public offering, "given a variety of factors including overall size and underlying property type." Please discuss in greater detail, in this section or elsewhere such as the Liquidation Trust section, the factors involving the excluded asset that would negatively affect the Company's IPO.

Opinion of NorthStar I Special Committee's Financial Advisor, page 136

14.   We note that Credit Suisse reviewed materials prepared by a third party as to the net asset values of NorthStar I, NorthStar II and the Contributed Entities in preparing its fairness opinion. Please include the information required by Item 1015(b) of Regulation M-A and file such report as an exhibit or advise us why including the disclosure or filing the report is not required. Please see Item 4(b) and Item 21(c) of Form S-4.

15.   Please discuss the impact of the excluded asset by NorthStar I from the transaction in the analysis provided by Credit Suisse in its fairness opinion or advise us why such disclosure is not necessary.

Selected Precedent Transactions Analysis, page 143

16.   We note your disclosure that the "overall low to high latest reported quarter book value multiples observed for the selected transactions, to the extent meaningful, were 0.79x to 1.10x." Please revise to clarify what you mean by "to the extent meaningful." Additionally, we note that Credit Suisse applied "a selected range of latest reported quarter book value multiples of 0.85x to 1.00x derived from selected transactions" to calculate an approximate implied aggregate equity value reference range for both NorthStar I and NorthStar II. Please revise to explain why a narrower range of latest reported quarter book value multiples was used in the calculation compared to the full set of low to high latest reported quarter book value multiples observed for the selected transactions.

Dividend Discount Analyses, page 144

17.   Please revise to explain the basis for the assumptions underlying the implied exchange ratio reference range, including the use of a selected range of book value multiples of 0.9x to 1.0x to calculate NorthStar I's and the Company's respective estimated book value as of December 31, 2023 and the use of a selected range of discount rates of 6.5% to 8.0% to calculate the present values of the distributable cash flows and terminal values.

18.   We note your disclosure stating "This analysis indicated approximate implied aggregate equity value reference ranges for NorthStar I and the Company (before giving effect, in the case of the Company, to a 7.2% aggregate equity ownership percentage assumed to be issued in connection with an initial public offering of the Company) of $1,055 million to $1,208 million and $3,209 million to $3,647 million, respectively." Please revise to explain what you mean by "before giving effect, in the case of the Company, to a 7.2% aggregate equity ownership percentage assumed to be issued in connection with an initial public offering of the Company."

Certain Additional Information, page 144

19.   Please revise to explain the basis for the assumptions underlying the "Has/Gets" dividend discount analysis, including the use of a selected range of book value multiples of 0.90x to 1.15x and the use of a selected discount rate range of 6.5% to 8.0%.

Certain Unaudited Prospective Financial Information of NorthStar I, page 145

20.   We note your disclosure that you do not intend to update the Standalone Projections. Please revise your disclosure to clarify that you will update the projections to the extent required by law. Please make similar revisions to your disclosure relating to standalone projections of NorthStar II and the Contributed Entities.

Opinion of the NorthStar II Special Committee's Financial Advisor, page 147

21.   We note that Moelis reviewed certain internal information relating to the Company on a pro-forma basis giving effect to the Combination, and certain internal information relating to the expected cost savings expected to result from the Combination, each furnished to Moelis by CLNS, in preparing its fairness opinion. Please tell us what consideration you have given to disclosing the projections and forecasts prepared by the Company or CLNS with respect to the Company on a pro forma basis giving effect to the Combination.

Selected Public Companies Analysis, page 152

22.   Please revise to explain more clearly the basis for the P/NAV, P/BV, and P/MFFO multiples used in this section and in the analysis under the heading "Selected Transactions Analysis" starting on page 154.

Description of the Company — Financing Strategy, page 193

23.   We note that your pro forma balance sheet as of June 30, 2017 reflects debt of approximately $5 billion. Please revise your disclosure to discuss in more detail the debt you will hold following the combination, or advise us why such disclosure is not material to shareholders.

Investment Company Act Matters, page 198

24.   Please describe in more detail how your intended combined business will be exempt from the Investment Company Act of 1940.

Executive Compensation — The Company, page 204

25.   We note that you intend to reimburse your Manager or its affiliates for certain personnel costs, including the allocable share of the compensation the Manager pays to the Company's Chief Financial Officer. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Manager, break out the amounts paid pursuant to the base management fee, incentive fee, and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Description of the Company Capital Stock — Transfer Restrictions, page 302

26.   We note that your charter restricts any person from acquiring or holding shares of your common stock in excess of 9.8% in value or number of the aggregate outstanding. We further note that you expect to grant CLNS OP an ownership limit waiver permitting CLNS OP to, directly or indirectly, own 39% of your common stock. As a result, it

appears that it is possible for five or fewer individuals to own more than 50% of your outstanding common stock. Please advise us how you plan to ensure compliance with the REIT qualification standards described in the second sentence of the first paragraph under the heading "Transfer Restrictions."

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Basis of Presentation, page F-8

27.   We note from your disclosure that Colony NorthStar Credit Real Estate, Inc. is determined to be the accounting acquirer based on guidance in ASC 805, Business Combinations. Please explain to us in greater detail how you identified the company as the accounting acquirer, specifically addressing how you considered each of the criteria outlined within ASC 805-10-55-10 to 15.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page F-12

Fair value adjustments

28.   We note your disclosures regarding the estimated fair values of NorthStar I and NorthStar II. Please provide additional information regarding the estimation process including assumptions used. Specifically, please disclose the following:

a. Please disclosure the type and amount of assets valued based upon a discounted cash flow analysis and the significant assumptions used in this analysis (e.g. discount rates);

b. Please disclosure the type and amount of assets valued based upon direct capitalization analysis and the significant assumptions used in this analysis (e.g. capitalization rates);

c. Please disclose the average current yield, estimated yield used for newly originated loans, or the market yield used to value loans receivable;

d. Please disclose additional information regarding how management estimated the value of their investments in unconsolidated ventures, including significant assumptions;

e. Please disclose the type and magnitude of the securities valued based upon broker quotes, third-party pricing services and discounted cash flows, separately. For securities valued by third party pricing services or discounted cash flow, please disclose the significant assumptions used (e.g. discount rates);

       f.   Please disclose the average interest rate currently available for similar instruments used to discount the expected future cash outlays; and

       g.   Please provide additional information on how the fair value of the non-controlling interests in investment entities is estimated by management.

29.   We note from you disclosure in adjustment (b) that a pro forma adjustment is being made to reflect the consolidation of assets and liabilities of two NorthStar securitization trusts. Please revise your disclosure to clarify the accounting basis used to reflect the asset and liability amounts of the securitizations. Additionally, please revise your disclosure to describe the structure of each securitization.

Note 5. Adjustments to Unaudited Pro Forma Pre-IPO Condensed Combined Statements of Operations, page F-15

30.   Please provide additional information regarding your fair value adjustments, including significant assumptions used. Specifically, please disclose the calculation of the new amortization of premium or discount related to the debt assumed and the exact fair value adjustments attributable to non-controlling interest in investment entities and how these adjustments were calculated.

Annex F-1

NorthStar Real Estate Income Trust, Inc.

Note 5. Investments in Unconsolidated Ventures, Page F-1-33

31.   Please tell us whether any of your unconsolidated ventures are significant in accordance with Rule 3-09 of Regulation S-X and the basis for your conclusions. To the extent any of your unconsolidated ventures are significant, please explain why audited financial statements have not been provided in accordance with Rule 3-09 of Regulation S-X.

Annex H-1

CLNS Investments Entities

Combined Statements of Operations, page H-1-4

32.   Please tell us what consideration you gave to presenting your Consolidated Statements of Operations in accordance with Article 9 of Regulation S-X. Please refer to SAB Topic 11K.

33.   Please include statements of income and cash flows for the corresponding interim period of the prior fiscal year or explain to us why the financial statements are not required.

       You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

       Sincerely,

       /s/ Tom Kluck

       Tom Kluck
       Legal Branch Chief
       Office of Real Estate and
       Commodities

CC: David Bonser
       Hogan Lovells US LLP